News Release

Number 20, 2003

Resin Systems Signs Second Contract for 1500 Power Poles

November 20, 2003, Edmonton, Alberta: Resin Systems Inc. (RS-TSX Venture / RSSYF – OTCBB) and its wholly owned subsidiary RS Technologies announced today the signing of an Inventory Supply and Distribution Agreement with R.R. Interior Power & Electric Ltd. (RR) in respect to the Company’s composite power & utility poles.

British Columbia based Interior Power has provided RS with an initial order for 1500 composite poles with d elivery of the varying length power poles  to begin in January , 2004 .. Specific financial terms will not be disclosed for competitive reasons. The distribution agreement encompasses the province of British Columbia and the North West Territories .. In the opinion of RS Management, this agreement will be the catalyst for rapidly opening opportunities with utility companies in these regions.

Interior is a long-established British Columbia based company specializing in the construction and maintenance of overhead and underground electrical transmission as well as distribution power lines. It also constructs substations for clients such as B.C. Hydro, independent power producers, private property customers and industrial plant operations.

Robin Lucas, owner and President of Interior Power stated that, “We entered into this agreement with Resin Systems because of a number of distinct advantages that its composite pole provides to the market. We believe there are immediate and ongoing opportunities for the installation of the RS composite pole. As such, it’s important for RR Interior to acquire and maintain an inventory supply. In our view the properties of the RS composite pole will provide us with a number of competitive advantages.

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It is substantially lighter than wood or steel poles, which will provide considerable installation and labor cost saving benefits especially in remote or rocky areas, which in some cases require helicopter transport.

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It has excellent insulation values, which offer tremendous safety features.

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Environmental concerns are increasingly evident due to necessary pole treatments and preservatives. The RS composite pole, which is free of VOC’s (Volatile Organic Compounds) is environmentally friendly and does not require additional preservatives.

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Suitable quality wood poles and crossarms are becoming increasingly difficult to obtain. Transmission and distribution systems built by the utilities in the 1950’s and 60’s increasingly require replacement, which in our opinion offers a great future for the RS composite pole.”

Mr. Lucas is a founder and current President of the Line Contractors Association of British Columbia and sits on the Board of the Joint Line Trades Training Committee of B.C. in conjunction with the International Brotherhood of Electrical Workers, B.C. Hydro and West Kootney Power.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials throughout the global marketplace.

For more information please contact:

Greg Pendura President and CEO Resin Systems Inc. Ph: (780) 482-1953 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Paul Giannelia CEO RS Technologies Inc. Email: pg@resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

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and does not accept responsibility for the adequacy or accuracy of this release.